S03/15/04

A 3/11/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04004749

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACA Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 47th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward U. Gilpin (212) 375-2012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1751 Pinnacle Drive	McLean	VA	22102-3811
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH. D.C. SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A 3.18.04

OATH OR AFFIRMATION

I, Edward U. Gilpin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACA Securities, L.L.C., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President & CFO
Title

Notary Public

ROSA M. PARRA
Notary Public, State of New York
No. 01-PA5015438
Qualified in Queens County
Commission Expires July 19, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACA SECURITIES, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the year ended December 31, 2003

and

REPORT OF INDEPENDENT AUDITORS' THEREON

and

Report of Independent Auditors On Internal Accounting Control
(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean VA 22102-3811
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Board of Directors of
ACA Securities, L.L.C

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of ACA Securities, L.L.C, (the "Company"), a wholly-owned subsidiary of ACA Risk Solutions, L.L.C, at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented in the Supplementary Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2004

ACA SECURITIES, L.L.C.
(A wholly-owned Subsidiary of ACA Risk Solutions, L.L.C)

STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2003

ASSETS

Cash and cash equivalents	$	567,092
Notes receivable		100,000
Accrued interest		8,369
Total assets	$	675,461

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Income taxes payable	$	248,686
Accrued liabilities		37,132
Total liabilities		285,818
Equity		
Member's Equity		389,643
Total member's equity		389,643
Total liabilities and member's equity	$	675,461

The accompanying notes are an integral part of the financial statements.

ACA SECURITIES, L.L.C.
(A wholly-owned Subsidiary of ACA Risk Solutions, L.L.C)

STATEMENT OF INCOME

For the year ended December 31, 2003

Revenue	
Placement fee revenue	$ 100,000
Interest income	7,279
Total Revenue	107,279
Expenses	
Administrative expenses	35,470
Professional fees	10.350
Total expenses	45,820
Net income before provision for income taxes	61,459
Income tax expense	28,241
Net income	$ 33,218

The accompanying notes are an integral part of the financial statements.

ACA SECURITIES, L.L.C.
(A wholly-owned Subsidiary of ACA Risk Solutions, L.L.C)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2003

Member's Equity Balance, December 31, 2002	$	356,425
Net income		33,218
Member's Equity Balance, December 31, 2003	$	389,643

The accompanying notes are an integral part of the financial statements.

ACA SECURITIES, L.L.C
(A wholly-owned Subsidiary of ACA Risk Solutions, L.L.C)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

Cash flows used in operating activities:	
Net income	$ 33,218
Adjustments to reconcile net income to net cash provided from operating activities:	
Increase in accrued interest	(5,321)
Increase in income taxes payable	28,132
Increase in accrued liabilities	31,132
Net cash flows provided by operating activities	87,161
Net increase in cash	87,161
Cash and cash equivalents, beginning of period	479,931
Cash and cash equivalents, end of year	$ 567,092

Supplemental Disclosures:

Interest paid	-
Taxes paid	-

The accompanying notes are an integral part of the financial statements.

ACA SECURITIES, L.L.C
(A wholly-owned Subsidiary of ACA Risk Solutions, L.L.C)

NOTES TO FINANCIAL STATEMENTS

1. Description of Business

Organization

ACA Securities, L.L.C (the "Company") is a wholly-owned subsidiary of ACA Risk Solutions, L.L.C. ("Parent") who in turn is a wholly-owned subsidiary of American Capital Access Holdings Limited (Bermuda). The Company was organized to assist in the private placement of offerings of collateralized bond obligations on an agency or best efforts basis. ACA Securities, L.L.C. does not make markets in any securities or trade or hold securities for its own account.

The Company was incorporated in the State of Delaware on January 19, 2001, and is a broker dealer registered under the Securities and Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and overnight investments in commercial paper.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is derived from placement fees earned in connection with placing collateralized bond obligation on an agency or best efforts basis. The Company recognizes revenue when services are provided, provided that evidence of an agreement exists, the terms of the agreement are fixed and determinable and collection is probable. In 2003, the Company assisted in closing a Collateralized Debt Obligation transactions for which it received a total placement fee of $100,000.

Income Taxes

The Company applies the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Continued

3. Notes Receivable

The Company holds a $100,000 promissory note issued by ACA Financial Assets, L.L.C., an affiliated company. The note is due on July 15, 2008 at an interest rate of LIBOR plus 4% computed on a 360 day year basis and compounded on each October 15, January 15, April 15 and July 15 of each year.

The Company has accrued interest receivable related to the note of $8,369 at December 31, 2003.

4. Income taxes

The Company is a disregarded entity for tax purposes, and its taxable income (loss) is included in the Federal and state income tax returns of its Parent. The Federal and state income taxes presented in this section are calculated as if the Company filed separate tax returns. As of December 31, 2003 the Company does not have any differences in the financial statement carrying amounts and tax basis for existing assets and liabilities. The current provision is $17,886 and $10,355 for federal income and state income taxes, respectively.

5. Related-Party Transactions

The Company and its affiliates operate under a management-service agreement with American Capital Access Service Corporation, an affiliated company. Certain of the Company overhead and operating expenses are paid by American Capital Access Service Corporation and not charged to the Company.

All transactions placed by the Company are for entities affiliated with its parent, ACA Risk Solutions, L.L.C.

6. Net Capital Requirements

The Company is a member of the National Association of Securities Dealers, Inc. and is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 times its net capital, as those terms are defined in the Rule. The Rule may also limit the circumstance's under which the Company may declare dividends. At December 31, 2003, the Company's net capital was $281,274, which was $262,220 in excess of its required net capital of $19,054. The Company's aggregate indebtedness to net capital ratio was 1.02 to 1.

SUPPLEMENTARY SCHEDULE

ACA SECURITIES, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

Net worth	$ 389,643
Less non-allowable assets	(108,369)
Net capital before haircuts	$ 281,274
Less haircuts	-
Net capital	$ 281,274
Aggregate indebtedness	$ 285,818
Net capital requirements (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 19,054
Net capital in excess of requirement	$ 262,220
Net capital less 10% of aggregate indebtedness	$ 252,692
Ratio of aggregate indebtedness to net capital	1.02 to 1

There are no material differences between the computation of net capital and the corresponding amount included on the Company's FOCUS part IIA filling as of December 31, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean VA 22102-3811
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
ACA Securities, L.L.C

In planning and performing our audit of the financial statements and supplemental schedule of ACA Securities, L.L.C, (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004